Mail Stop 3561

April 30, 2009

Edward E. Cohen
Chairman, Chief Executive Officer & President
Atlas America, Inc.
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

>**Re:**   **Atlas America, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 17, 2009**
>   **Form 8-K**
>   **Filed November 26, 2008**
>   **File No. 001-32169**

Dear Mr. Cohen:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 2: Amendment to Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 8

Purpose of the Amendment, page 8

1. Please refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the proposed increase in authorized shares. In doing so, please discuss any other provisions of your articles, bylaws, or other governing documents that may have material anti-takeover consequences. Disclose whether there are any plans, intentions or proposals to adopt other provisions or enter into any other arrangements that may have material anti-takeover consequences. Please disclose, if true, that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders without further shareholder approval.

2. We note your disclosure in the first sentence of the second paragraph that you have no immediate plans, agreements, arrangements, commitments or understandings with respect to the issuance of additional shares. Please expand your disclosure to indicate whether you have any intentions with regard to the issuance of the shares.

Form 8-K filed November 26, 2008

3. We note your disclosure that certain of your shareholders may have rescission rights with respect to their purchase of shares under your Investment Savings Plan and that such rescission rights represent a contingent liability of yours. Please state whether you intend to conduct a rescission offer with respect to these shares and discuss the analysis you conducted in making this determination. In this regard, please address the materiality of the liability you believe exists as a result of the rescission rights. In your analysis, please also address the apparent lack of disclosure in your Form 10-K for the fiscal year ended December 31, 2008.

*   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director